Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

APPLICATIONS FOR THE RIGHTS SHARES AND

NUMBER OF UNSUBSCRIBED RIGHTS SHARES

SUBJECT TO THE COMPENSATORY ARRANGEMENTS

Financial Adviser to the Company	Placing Agent to the Company
Vinco Financial Limited

Reference is made to the prospectus (the “Prospectus”) of Graphex Group Limited (the “Company”) dated 8 April 2025 in relation to the Rights Issue on the basis of three (3) Rights Shares for every one (1) Consolidated Share held on the Record Date. Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as those defined in the Prospectus.

APPLICATIONS FOR THE RIGHTS SHARES

The Board is pleased to announce that as at 4:00 p.m. on Thursday, 24 April 2025, being the Latest Time for Acceptance, a total of 11 valid applications had been received for a total of 64,826,370 Rights Shares, representing approximately 9.2% of the total number of Rights Shares offered under the Rights Issue.

The remaining 639,457,686 Unsubscribed Rights Shares, representing approximately 90.8% of the total number of Rights Shares offered under the Rights Issue, will be subject to the Compensatory Arrangements.

THE COMPENSATORY ARRANGEMENTS

Pursuant to Rule 7.21(1)(b) of the Listing Rules, the Company had made arrangements to dispose of the Unsubscribed Rights Shares by offering the Unsubscribed Rights Shares to investors who (or as the case maybe, their ultimate beneficial owner(s)) are not Shareholders and are otherwise Independent Third Parties for the benefit of the No Action Shareholders.

The Company appointed the Placing Agent to place the Unsubscribed Rights Shares to independent placees on a best effort basis. The Placing Agent will, on a best effort basis, procure, by no later than 4:00 p.m. on Monday, 12 May 2025, acquirers for all (or as many as possible) of those Unsubscribed Rights Shares at a price at least equal to the Subscription Price. The Net Gain will be paid to those No Action Shareholders on a pro-rata basis. If any of the Unsubscribed Rights Shares are not successfully placed out, they will not be issued by the Company and the size of the Rights Issue will be reduced accordingly.

Net Gain (if any) will be paid (without interest) to the No Action Shareholders and Non- Qualifying Shareholders as set out below on pro-rata basis (but rounded down to the nearest cent):

A.	the relevant Qualifying Shareholders (or such persons who hold any nil-paid rights at the time such nil-paid rights are lapsed) whose nil-paid rights are not validly applied for in full, by reference to the extent that Shares in his/her/its nil-paid rights are not validly applied for; and

B.	the relevant Non-Qualifying Shareholders with reference to their shareholdings in the Company on the Record Date.

If and to the extent in respect of any Net Gain, any No Action Shareholders or Non-Qualifying Shareholders become entitled on the basis described above to an amount of HK$100 or more, such amount will be paid to the relevant No Action Shareholder(s) and Non-Qualifying Shareholders in Hong Kong Dollars only and the Company will retain individual amounts of less than HK$100 for its own benefit.

An announcement of the results of the Rights Issue is expected to be published on the websites of the Stock Exchange and the Company on Wednesday, 21 May 2025.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 2 May 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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